[Orthofix Letterhead]

July 19, 2007

BY EDGAR AND HAND DELIVERY

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orthofix International N.V.
Form 10-K for Fiscal Year Ended December 31, 2006
SEC File No. 0-19961

Dear Ms. Dicker:

Set forth below are the responses of Orthofix International N.V. (“Orthofix” or the “Company”) to the staff’s letter of comment, dated June 14, 2007 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2006.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter (with the exception that the Comment Letter contained two comments enumerated as “2” and the Company therefore refers to such comments herein as “2A” and “2B”).

Ms. Lynn Dicker
July 19, 2007

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, page F-7

1.
We note from your disclosures on page 5 that you settled patent litigation in September of 2005.  We further note that you classified amounts received under the settlement as non-operating income.  Please revise future filings to present these amounts within your operating income or tell us why these amounts are appropriately classified as non-operating income, citing any authoritative literature upon which you are relying.

Response:  This patent litigation related to an action filed by the Company on February 21, 1992 against Kinetic Concepts Inc. alleging infringement of the patents related to the Company’s A-V Impulse System foot pump product, breach of contract, and unfair competition.  On September 30, 2005, Kinetic Concepts Inc. and the Company announced a settlement had been reached under which Kinetic Concepts Inc. agreed to pay the Company $75.0 million. As contractually required, the Company paid a portion of the proceeds to certain former owners of the foot pump technology.  The Company believes the net gain from this settled patent litigation is highly unusual and non-recurring. It is also important to note that this litigation took thirteen years to resolve.  During the time of the litigation, the Company continued to sell the A-V Impulse System foot pump and classified the income as income from operations.  The Company believes the net settlement amounts, which are highly unusual and infrequent in nature to the Company’s business, are appropriately classified as non-operating income based on the authoritative guidance of Regulation SX 5-03 7(d) which indicates that miscellaneous other income should be recorded as non-operating income.

Note 2 – Acquisitions, page F-17

Blackstone Acquisition, page F-17

2A.
We note the disclosure on page F-18 that you reviewed a range of valuation methodologies provided by your financial advisors and on page F-31 that the assets sold were valued by an independent valuation firm.  Please revise future filings, beginning with your next 10-Q, to name the independent valuation firms.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and will in future filings revise its disclosure and delete reference to the independent valuation firm.

Ms. Lynn Dicker
July 19, 2007

2B.
We note that you allocated $77 million of the purchase price to registered trademarks and determined that these trademarks are indefinite lived intangible assets, based on your analysis under paragraph 11 of SFAS 142.  Tell us how you concluded that these trademarks had an indefinite useful life.  Explain to us in detail how you considered the effects of obsolescence, demand, competitive and other economic factors that could limit the useful life of the trade name.  In addition, describe to us the method used to value the asset and explain your basis for using that method.

Response: The Company respectfully acknowledges the Staff’s comment.  The Company has classified only the registered trademark relating to the “Blackstone” name, acquired in the Blackstone acquisition, as an identifiable indefinite lived intangible asset. The Company determined that this registered trademark is expected to be used indefinitely by the entity.  The Company has the ability to continuously renew the trademark at little or no cost and intends to do so.  The Company considered the criteria prescribed by paragraphs 11 (a), (c), (e) and (f) of SFAS 142 in determining the registered trademark acquired during the Blackstone acquisition has an indefinite life.  The Company does not believe the effects of obsolescence, demand, competition, or other economic factors will cause the useful life of this registered trademark to be limited.  The Company concluded that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the registered trademark to the Company. Based on this determination, management concluded that the trademark will contribute to the cash flows of the Company indefinitely and therefore the useful life of the registered trademark is indefinite.

3.	We see that you have allocated $40 million to In-Process Research and Development (IPR&D) costs. Please revise future filings, to disclose any significant valuation assumptions including:

•	The period in which material net cash inflows from IPR&D projects are expected to commence,

•	Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates, and

•	Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

Additionally, in future filings please provide an update of the status of the IPR&D projects along with details of any significant changes in assumptions made at the time of acquisition and how this impacts the expected return on investment.

Ms. Lynn Dicker
July 19, 2007

Response: The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended June 30, 2007, revise this disclosure to include:

•	The period in which material net cash inflows from IPR& D projects are expected to commence,
•	the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates, and
•	the risks and uncertainties associated with completing developments on schedule, and consequences if it is not completed timely.

The Company will include the following proposed disclosure in the “Acquisition” note to the financial statements in future filings:

The amount of the purchase price allocated to purchased in-process research and development was written off at the date of acquisition and resulted in a charge of $40.0 million. This charge was included in the research and development expense line item on the Consolidated Statements of Operations for the year ended December 31, 2006 and was not deductible for income tax purposes in the United States.  Purchased in-process research and development was principally comprised of the value of the Dynamic Stabilization and Cervical Disk which together accounted for 93% of the fair value. The fair value of the in-process research and development was estimated using the discounted earnings method.  The Company expects material net cash inflows from the Dynamic Stabilization to commence in 2008 and material net cash inflows from the Cervical Disk to commence in 2012.  The nature of the costs expected to complete the Dynamic Stabilization and Cervical Disk include research and development expense and research and development maintenance expense to make modifications and enhancements to the products.  The Company expects to incur costs of approximately $0.7 million for the Dynamic Stabilization in 2007 and approximately $10.0 million for the Cervical Disk during the period 2007 through 2010.  As of June 30, 2007, the Company does not believe there have been any material changes in the assumptions made at the time of acquisition relating to in-process research and development.

Note 13 – Business segment information, page F-25

Ms. Lynn Dicker
July 19, 2007

4.
We note your disclosure of long-lived assets by geographic area.  This disclosure should present tangible assets only and should not include intangibles or goodwill.  See question 22 in the FASB Staff Implementation Guide to Statement 131.  Revise future filings as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended June 30, 2007, revise this disclosure to exclude intangibles and goodwill from long-lived assets by geographic area as described in the FASB Staff Implementation Guide to Statement 131.

Form 10-Q for the quarterly period ended March 31, 2007

Item 4. Controls and Procedures, page 26

5.
We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that [y]our disclosure controls and procedures are effective in alerting them on a timely basis to information required to be included in [y]our submissions and filings with the SEC.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response: The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended June 30, 2007, revise this disclosure  to delete the language after the word “effective” such that the disclosure will state (assuming its disclosure controls and procedures remain effective): “Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a – 15(e) or 15d – 15(e)) as of the end of the period covered by this report.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

* * * * * * * *

In connection with responding to the staff’s comments, the Company acknowledges that:

Ms. Lynn Dicker
July 19, 2007

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities & Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (704) 948-2635.  Thank you for your assistance.

Sincerely,

/s/ Thomas Hein

Thomas Hein
Chief Financial Officer
Orthofix International N.V.